UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1	Telefónica: Changes in the composition of the Board of Directors and its Committees	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”), in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

The Board of Directors of Telefónica, at its meeting held today, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, unanimously adopted, the following resolutions in relation to its Board of Directors and its Committees:

1º.     Changes relating to the Board of Directors:

-To accept the voluntary resignations presented by Ms. Verónica Pascual Boé and Ms. María Rotondo Urcola from their positions as Independent Directors of Telefónica, for professional and personal reasons, respectively, and in order to contribute to the process of orderly renewal of the Board of Directors of Telefónica.

The Board of Directors has expressed its gratitude to Ms. Verónica Pascual Boé and Ms. María Rotondo Urcola for the services rendered, during their respective tenures as Directors.

Both will remain linked to the Telefónica Group, as Ms. Verónica Pascual Boé will continue to serve as a Member of the Advisory Board of Telefónica Tech, and Ms. María Rotondo Urcola will be appointed as a Member of the Advisory Board of Telefónica España.

-In order to fill the vacancies described above, and at the proposal of the Nominating, Compensation and Corporate Governance Committee, to appoint, by co-optation, Ms. Anna Martínez Balañá and Ms. Mónica Rey Amado, both as Independent Directors of Telefónica.

2º.     Changes relating to the Board of Directors’ Committees:

-To appoint Ms. Mónica Rey Amado as Member of the Sustainability and Regulation Committee, replacing Ms. María Rotondo Urcola.
-To appoint Ms. Ana María Sala Andrés as Member of the Nominating, Compensation and Corporate Governance Committee, replacing Ms. Verónica Pascual Boé.

In Madrid, July 29, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 29, 2025	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors